October 9, 2019

Re:	Kosmos Energy Ltd. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2018 (“the “Form 10-K”)
Filed March 1, 2019
File No. 001-35167

Mr. Brad Skinner

Senior Assistant Chief Accountant

Office of Natural Resources

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-4628

Dear Mr. Skinner:

This letter is in response to your letter dated October 1, 2019. We have set forth your comments followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 1 - Business

Our Reserves, page 20

1.                   In your response to prior comment two, you state the conversion of proved undeveloped reserves to proved developed reserves was not as significant as expected during fiscal year 2018. Expand your disclosure under this section to provide a more thorough discussion of the progress made during fiscal year 2018 to convert proved undeveloped reserves to proved developed, including the reasons why progress was not as significant as expected. As part of this expanded disclosure, state the amount of capital expenditures incurred during the year to convert proved undeveloped reserves to proved developed reserves or provide a statement that such amount is immaterial, if applicable. Refer to the disclosure requirements in Item 1203(c) of Regulation S-K.

Our scheduled drilling program in Ghana commenced during 2018 and has continued into 2019. As stated in our response to prior comment two, the timing of the of our 2018 drilling program in Ghana was delayed due to various factors, including partner approvals surrounding rig selection. The delay resulted in the drilling of three wells during 2018 instead of the expected five wells, however, all proved undeveloped reserves are still expected to be converted to proved developed reserves within five years and, therefore, we do not consider this a significant item to note to the reader.

Kosmos Energy Ltd.

c/o Kosmos Energy, LLC 8176 Park Lane, Suite 500 Dallas, Texas 75231 Phone 214-445-9600 Fax 214 363 9024

We respectfully acknowledge the Staff’s comment and have determined the following future additions would be beneficial to the reader to understand our progress made during the year to convert proved undeveloped reserves to proved developed reserves, in accordance with Item 1203(c). We are not proposing to disclose the increase in proved developed reserves associated with the drilling of two Jubilee wells, as the increase was not material. We do not believe that the changes are material to the reader to understand our overall oil and gas information. In future periods, we will ensure that the investments and progress made during the year is more fully described. Additionally, we will update the paragraph to reflect the below changes in our 2019 10-K filing.

Changes for the year ended December 31, 2018, include an addition of 51.1 MMBoe as a result of the acquisition of DGE. Changes at Greater Jubilee include a revision of 9.4 MMBbl related to strong field performance, positive drilling results and increased original oil in place, partially offset by 6.4 MMBbl of net Jubilee production during 2018. Changes at TEN include a positive revision of 4.2 MMBbl due to original oil in place adjustments, new drilling and development plan updates, and a negative revision of 3.1 MMBbl due to recovery factor adjustment from dynamic modeling, which in total were offset by 3.7 MMBoe of net production. Changes at Equatorial Guinea include an increase of 11.0 MMBbl, which comprises 0.7 MMBbl of revision due to economic modeling, 3.9 MMBbl of revision due to strong field performance at both Ceiba and Okume Complex, and 6.4 MMBbl of revision due to reservoir management strategies (re-opening shut-in wells, stimulations, surface/subsurface equipment installation), all of which was partially offset by 5.4 MMBbl of net production. During the year ended December 31, 2018, we had an addition of 13.9 MMBoe of proved undeveloped reserves as a result of the DGE acquisition.~~, we~~ We converted 2.0 MMBbl of proved undeveloped reserves to proved developed reserves ~~due to the completion of a new well~~ in TEN incurring $9.7 million drilling a new well.~~, and we~~ We added 12.9 MMBbl of proved undeveloped reserves in Jubilee as a result of several factors, including additional data ~~positive results~~ from drilling two new wells, increased oil-in-place due to improved static model utilizing new seismic and petrophysics data, and upgrading volumes associated with Mahogany area that is now part of the Greater Jubilee Unit. We incurred $27.2 million in drilling the two Jubilee wells, however, we note that we did not have a net migration of proved undeveloped reserves to proved developed reserves due to negative revisions in Jubilee proved developed reserves, which more than offset the effects of drilling two wells during the year.

Kosmos Energy Ltd.

c/o Kosmos Energy, LLC 8176 Park Lane, Suite 500 Dallas, Texas 75231 Phone 214-445-9600 Fax 214 363 9024

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (214) 445-9600.

Sincerely,

/s/Thomas P. Chambers
Thomas P. Chambers
Senior Vice President and Chief Financial Officer

cc:	Andy Inglis
Byron B. Rooney, Esq.

Kosmos Energy Ltd.

c/o Kosmos Energy, LLC 8176 Park Lane, Suite 500 Dallas, Texas 75231 Phone 214-445-9600 Fax 214 363 9024